Dakota Gold Corp.

106 Glendale Drive, Suite A

Lead, South Dakota 57754

August 5, 2025

VIA EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	Dakota Gold Corp.

Registration Statement on Form S-3

Filed July 24, 2025

File No. 333-288922

Ladies and Gentlemen:

On behalf of Dakota Gold Corp., I hereby request that the Securities and Exchange Commission accelerate the effective date of the above-captioned registration statement so that it may become effective at 2:00 p.m. Eastern Time on Friday, August 8, 2025, or as soon thereafter as practicable.

Please call or email our counsel, Brian Boonstra of Davis Graham & Stubbs LLP at (303) 892-7348, or Brian.Boonstra@davisgraham.com, should you have any further questions or comments.

Very truly yours,

Dakota Gold Corp.

/s/ Shawn Campbell
Name: Shawn Campbell
Title: Chief Financial Officer